EX-99.28(d)(xii)

Management Fee Waiver Agreement

This Management Fee Waiver Agreement (the “Agreement”)is made and entered into as of this 1st day of March 2013 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Securities Trust (“Securities Trust”) with respect to Lord Abbett Alpha Strategy Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

Lord Abbett agrees for the time period set forth in paragraph 2 below to waive a portion of its management fee payable under the Management Agreement between Lord Abbett and Securities Trust with respect to the Fund so that such management fee would be equal to an annual rate of 0.05%.

2.	This Agreement will be effective from March 1, 2013 through February 28, 2014. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and Securities Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Securities Trust

By:	/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel